Exhibit 99.14

May 4, 2022

AGREEMENT

regarding

LICENSING OF THE CLARA CLEARING SYSTEM

AND RELATED SERVICES

between

BAYMARKETS AS

and

ABAXX CLEARING PTE. LTD.

TABLE OF CONTENTS

1	BACKGROUND	1

2	DEFINITIONS	1

3	AGREEMENT DOCUMENTS AND ORDER OF PRIORITY	5

4	DESIGN STUDY	5

5	IMPLEMENTATION PROJECT	6

6	GRANT OF LICENSE	8

7	LONG TERM WARRANTY	9

8	CHANGE REQUESTS ETC.	10

9	CUSTOMER OBLIGATIONS	11

10	FEES AND PAYMENT TERMS	13

11	REGULATORY COMPLIANCE	14

12	GOVERNANCE	15

13	THIRD PARTY SERVICES, PRODUCTS, AND OPERATIONS	16

14	GENERAL WARRANTIES	16

15	INTELLECTUAL PROPERTY RIGHTS	16

16	INFRINGEMENTS	17

17	PROCESSING OF PERSONAL DATA AND OWNERSHIP OF AND RIGHT TO USE OTHER DATA	18

18	CONFIDENTIALITY	18

19	TERM	19

20	TERMINATION	19

21	LIMITATION OF LIABILITY	20

22	FORCE MAJEURE	21

23	NOTICES	22

24	MISCELLANEOUS	23

25	GOVERNING LAW AND DISPUTE RESOLUTION	24

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This agreement regarding the licensing of the CLARA clearing system, and the provision of services in relation thereto (the “Agreement”) is entered into on May 4, 2022 (the “Effective Date”) by and between:

(1)	Baymarkets AS, a company incorporated under the laws of Norway with corporate registration number 916382774, having its registered address at Prinsens Gate 2, 0152 Oslo, Norway (“Baymarkets”); and

(2)	Abaxx Clearing Pte. Ltd., a company incorporated under the laws of Singapore with corporate registration number 201901180H, having its registered address at 30 Cecil Street, #19-08, Prudential Tower, Singapore 049712 (“Customer”).

Baymarkets	and Customer are referred to herein individually as a “Party” and collectively as the “Parties”.

1	BACKGROUND

(A)	Baymarkets is an independent vendor of clearing systems for the financial market and has knowledge and experience of providing clearing technology, across multiple asset classes.

(B)	Customer is a company providing clearing services to its clients.

(C)	Baymarkets has developed and owns a software-based clearing system known as CLARA (“CLARA”). Customer wishes to license and use CLARA as its clearing system in Singapore, and Baymarkets is willing to adapt CLARA for Customer’s use and grant Customer a license to use CLARA in its business, and provide support, maintenance, and product development services in relation to CLARA, subject to the terms and conditions set out in this Agreement.

(D)	The Parties entered into an Early Start Agreement on 2 February 2022 (the “Early Start Agreement”) under which the Parties have performed the Design Study. The purpose of the Design Study was to detail the requirements, gaps, and time plan with respect to the required adaptions of CLARA, as well as specifying what development costs that will be borne by Baymarkets and a cost specification for the developments to be paid by Customer. The Design Study is now completed. For the avoidance of doubt, the Design Study did not include any development work with respect to CLARA. The agreed adaptions to CLARA, as identified during the Design Study, will be performed under this Agreement, or a separate contract.

(E)	In view of the foregoing, the Parties hereby agree as follows.

2	DEFINITIONS

2.1	When used in this Agreement the following capitalized terms shall have the respective meanings specified below:

	“Acceptance”	means Customer’s acceptance, of the Implementation Project of the Licensed Software, as set out in Section 5.6.

“Acceptance Criteria”	means the agreed criteria and requirements that the Licensed Software shall fulfil, and which will form the basis for the acceptance testing.

“Affiliate”	means any company which directly or indirectly controls, is controlled by, or is under common control with, a Party. In this context “control” means (i) the ownership of more than fifty (50) per cent of the issued share capital; (ii) the ownership of shares representing more than fifty (50) per cent of the voting rights; or (iii) the legal power to direct or cause the direction of the general management and policies of the relevant company.

“Agreement”	means this agreement regarding the licensing of the CLARA clearing system, and the provision of Services in relation thereto, entered between the Parties, including its Schedules and the Design Study, the Implementation Project and any Change Request made hereunder, together with any amendments, modifications and supplements executed by the Parties.

“Baymarkets”	means the entity defined as “Baymarkets” in the preamble.

“Business Day”	means a day when commercial banks are open for general banking business (other than Internet banking) in Singapore and Norway.

“Change Request”	means a request for Consultancy Services in relation to the Licensed Software issued by Customer and accepted by Baymarkets, using the template attached hereto as Schedule 6, under which Baymarkets will provide Consultancy Services to Customer, either as a project (i.e., with responsibility to deliver a specified result) or by providing resources.

“CLARA”	means the proprietary clearing system software for the financial markets, developed, and owned by Baymarkets.

“Confidential Information”	means information in any form (e.g. oral, on paper or digital) relating to a Party and/or its Affiliates and/or their customers, suppliers or partners, the Licensed Software or the Documentation, that a Party gets access to in connection with the Agreement (before or after the Parties enter into this Agreement) and which has been identified as confidential by the disclosing Party, or which by its nature is to be regarded as confidential.

“Consultancy Services”	means software development, implementation, and other consultancy services, to be provided by Baymarkets to Customer as agreed in a Change Request, or in the documentation regulating the Design Study or the Implementation Project. Consultancy Services may be provided either as a project or by providing resources, as further described herein.

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“Customer”	means the entity defined as “Customer” in the preamble.

“Customer Data”	means Data relating to Customer Group (and its Users).

“Customer Group”	means Customer and its Affiliates.

“Data”	means information, e.g., text, diagrams, images and other data, including metadata (e.g. log files), which are embodied in any electronic magnetic, optical or tangible media.

“Dedicated Resources”	means Baymarkets staff dedicated to Customer for development on CLARA as further described in Schedule 2 (Fees).

“Defect”	means a deviation from the Specification which is not insignificant in relation to Customer’s use of the Licensed Software.

“Deployment”	means one installation of the Licensed Software in Customer’s production environment and test and development environments, as described in Schedule 1 (Solution and Requirements Document).

“Design Study”	means the initial design study, completed under the Early Start Agreement, to determine e.g. the regulatory, commercial, technical and operational requirements for the use of the Licensed Software for Customer’s business operations in the Territory, as described in Section 4.1 and in the Early Start Agreement.

“Documentation”	means any specifications, instructions, user guides, manuals, software-based information, or other documents relating to the Licensed Software, as updated and/or reissued from time to time.

“Effective Date”	means the date when both Parties have signed the Agreement.

“Fees”	means any fees payable by Customer under this Agreement including but not limited to, the License Fee and the Long Term Warranty Fee, and any Fees for the Design Study, the Implementation Project and any Change Request.

“Field of Use”	means purposes for which Customer is entitled to use the Licensed Software, as detailed in Schedule 1 (Solution and Requirements Document).

“Force Majeure”	shall have the meaning set forth in Section 22.1.

“Implementation Project”	means the developments and adaptions of the Licensed Software (if deemed relevant after the Design Study) and the installation of the Licensed Software at the Site and the integration of the Licensed Software with Customer’s other systems, as described in Section 5.

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“Intellectual Property Rights”	means any unregistered or registered intellectual property rights including, but not limited to, patents, copyright, trademarks, trade name rights, trade secret rights, know-how, source and object codes, algorithms, mask works, designs, utility models, and all improvements and amendments thereof, as well as all registrations, applications, renewals, extensions, continuations, divisions, or reissues thereof now or hereafter in force.

“In-Service Date”	means the date when Baymarkets has informed Customer that the Licensed Software can be taken into use by Customer (i.e., after the completion of the Implementation Project).

“Key Personnel”	means those individuals employed by Baymarkets that are listed as Key Personnel in Schedule 4 (Governance) or other individuals that the Parties at a later stage mutually agree in writing shall be deemed Key Personnel.

“Licensed Software”	means the object code version of the CLARA software products licensed to Customer under this Agreement and which are capable of performing the functionalities set out in Schedule 1 (Solution and Requirements Document), including any Software Updates, Software Upgrades or agreed adjustments/modifications, licensed to Customer in accordance with the terms and conditions of this Agreement.

“License Fee”	means the recurring fee payable by Customer for the license to use the Licensed Software, as stated in Schedule 2 (Fees).

“Long Term Warranty”	means the support and maintenance services provided by Baymarkets in relation to the Licensed Software, as specified in Schedule 3 (Long Term Warranty).

“Long Term Warranty Fee”	means the recurring fee payable by Customer for the Long Term Warranty, as stated in Schedule 2 (Fees).

“Parties”	means, collectively, Baymarkets and Customer.

“Party”	means, individually, either Baymarkets or Customer.

“Prototype”	means a working system including some of the required functionality.

“Release Note”	means a technical and functional description of a Software Upgrade, provided to Customer by Baymarkets.

“Service Levels”	means the agreed service levels for the Long Term Warranty, as set out in Schedule 3.

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“Services”	means the Long Term Warranty support and maintenance and any Consultancy Services to be provided by Baymarkets to Customer under this Agreement.

“Site”	means Customer’s site, or a cloud environment provided and paid for by Customer, where the Licensed Software will be used, as determined during the Design Study.

“Specification”	means the technical and functional specification of the Licensed Software as set out in Schedule 1 (Solution and Requirements Document), as updated by Baymarkets over time.

“Software Update”	means a release by Baymarkets providing patches, error corrections of, and/or bug-fixes, to the Licensed Software.

“Software Upgrade”	means a new release of the Licensed Software by Baymarkets providing enhanced functionality in addition to the functionality defined in the previous release, and/or amendments to the Licensed Software.

“Territory”	means geographical area of use.

“User”	means each employee or consultant of Customer or other person, e.g., any customer of Customer, designated by Customer as an authorized user to access and use the Licensed Software on Customer’s behalf as further described in this Agreement.

3	AGREEMENT DOCUMENTS AND ORDER OF PRIORITY

3.1	The Agreement consists of this main document and the following Schedules, the Implementation Project and any Change Request made hereunder.

Schedule 1	Solution and requirements document
Schedule 2	Fees
Schedule 3	Long Term Warranty
Schedule 4	Governance
Schedule 5	Change Request Template
Schedule 6	Escrow Agreement

3.2	In the event of conflicts between this main document and the Schedules, the main document shall take precedence over the Schedules. In case of any discrepancy between a Change Request and this Agreement, the Change Request shall prevail.

4	DESIGN STUDY

4.1	The Parties have, prior to entering into this Agreement -(under the Early Start Agreement) conducted a Design Study which determined certain Customer requirements including, the regulatory, commercial, technical, and operational requirements with respect to the use of the Licensed Software for Customer’s business operations in the Territory , and the requirement of adaptations to the Licensed Software.

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4.2	Based on the Design Study, the Parties have agreed on the necessary adaptations to the Licensed Software to be carried out by Baymarkets prior to, or in connection with, the Implementation Project.

5	IMPLEMENTATION PROJECT

5.1	The Parties acknowledge that in order for Baymarkets to be able to provide and implement the Licensed Software, and for Customer to be able to use the Licensed Software in its business, integration of the Licensed Software into Customer’s IT environment and other implementation activities (such as developments and adaptations of the Licensed Software, if deemed relevant after the Design Study, and configuration of the Licensed Software, integrations with internal and external systems specified in Schedule 1, training of Customer’s employees etc.) is required. Based on the Design Study, the Parties agree on the scope of Baymarkets’ provision of such implementation work (the “Implementation Project”) and detail the terms and conditions, and time plan, with respect thereto using the template in Schedule 5. The Fee for the Implementation Project, as well as the payment plan, is set out in Schedule 2 (Fees) and in the statement of work for the Implementation Project (based on the template in Schedule 5). The Parties acknowledge and agree that the Fees for the Implementation Project comprise of (i) a fixed price component; and (ii) a time and material component for customizations of the Licensed Software. Baymarkets’ work with customizations of the Licensed Software is performed as Consultancy Services and shall be approved by Customer in writing before Baymarkets’ work with the customizations is commenced. Until such approval is obtained, Baymarkets shall not commence any work with the customizations.

5.2	The Licensed Software will be installed at the Site and be integrated with those systems stated in the agreement for the Implementation Project. Unless otherwise agreed, Customer is entitled to only one Deployment of the Licensed Software. Customer shall also make a test environment (that includes access to all systems that the Licensed Software shall integrate to) available during the term of the Agreement, in which the Licensed Software may be tested by and deemed acceptable by Baymarkets.

5.3	Customer undertakes to:

(a)	Ensure that all information provided by Customer under the Design Study is accurate and updated at all times.

(b)	Adhere to Baymarkets’ instructions and conduct those preparations that are required in order for Baymarkets to perform the Implementation Project (e.g. ensure that its hardware and systems are ready and available for installation and integration in accordance with Baymarkets’ requirements).

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(c)	Appoint a contact person that has access to, and sufficient knowledge of, Customer’s IT environment. The contact person may for example be requested to participate in technical preparations, installation, etc.

(d)	Provide Baymarkets access to the Site and systems as required by Baymarkets to perform its obligations in relation to the Implementation Project and perform all other tasks and obligations of Customer in relation to the Implementation Project.

(e)	Provide sufficient training to the intended Users.

(f)	Make the installations and adjustments in Customer’s IT environment (potentially with its external IT partners) as required for the purpose of the Implementation Project.

(g)	Provide Baymarkets with all other assistance as Baymarkets reasonably requires for the installation and integration of the Licensed Software.

(h)	Appoint a joint steering committee represenative that has the authority to make decisions within the scope of the Agreement.

(i)	Participate in a joint project management team with relevant resources to ensure progress and decision making within the scope of the Agreement.

(j)	Provide business analysts and subject matter experts for clarifications and decisions on all types of requirements during the Design Study, the Implementation Project and any Change Request.

(k)	Appoint a test manager that is responsible for issuing Customer’s Acceptance.

(l)	Appoint members to the agreed governance and steering model.

5.4	For the avoidance of doubt, Baymarkets is under no obligation to initiate any work with respect to the Implementation Project until Customer has made the initial payment of the Fee for the Implementation Project, as further set out in Schedule 2 (Fees).

5.5	Baymarkets will notify Customer in writing when the Implementation Project is finalized and the Licensed Software is ready for acceptance testing, which shall, unless otherwise agreed between the Parties, take place within ten (10) Business Days following Baymarkets’ notification. Customer will during said period perform acceptance testing as per the agreed Acceptance Criteria. Baymarkets will assist Customer in the acceptance testing by ensuring that Baymarkets personnel is reasonably available to Customer during the acceptance test period. An acceptance test report shall be prepared by Customer. Customer shall make reasonable attempts to make a detailed description of errors in the report.

5.6	If the Licensed Software fulfills the Acceptance Criteria during the acceptance testing, Customer shall promptly issue an acceptance certificate to Baymarkets (“Acceptance”). If the Acceptance Criteria are not fulfilled, Baymarkets shall, without delay remedy all major deviations and additional acceptance tests will be conducted in accordance with this Section 5 until Acceptance is granted. The Parties will then agree on how to handle any outstanding deviations. Acceptance of the Licensed Software shall always be deemed to have taken place when:

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(a)	the Licensed Software is explicitly approved by Customer; or

(b)	an acceptance period expires without any legitimate complaints being made by Customer in the acceptance test report; or

(c)	Customer starts using the Licensed Software in its operations; or

(d)	the Licensed Software meets the Acceptance Criteria after Baymarkets’ rectification following Customer’s legitimate complaint as established through a subsequent acceptance period.

5.7	In the event Baymarkets provides Customer with a Prototype before and during the development process for testing, training, and project meeting purposes. Baymarkets assumes no liability for any Defects in the Prototype.

6	GRANT OF LICENSE

6.1	Scope of License

6.1.1	Subject to the terms and conditions of this Agreement and Customer’s payment of the License Fee and the Long Term Warranty Fee, Baymarkets hereby grants to Customer a non-exclusive, revocable, non-transferable license, without sublicensing rights, to use the Licensed Software and the Documentation, within the Field of Use, during the term of this Agreement. The license granted under this Section 6.1.1 includes a right for Customer to grant its Users such access to the Licensed Software as explicitly described in Schedule 1 (Solution and Requirements Document).

6.1.2	For the avoidance of doubt, Section 6.1.1 above shall not prevent the assignment of the license hereunder to a third party in accordance with Section 24.3.

6.2	Restrictions

6.2.1	Customer is not entitled to copy (other than by way of backup or disaster recovery plan), sublicense, sell, assign, lend, lease or otherwise distribute the Licensed Software.

6.2.2	The components of the Licensed Software may only be used as a part of that Licensed Software and may not be incorporated into any other system or computer program. Customer shall not include the Licensed Software as part of a service to third parties, or by other means directly or indirectly let a third part use the Licensed Software (other than as explicitly permitted pursuant to this Agreement with respect to the Users). Customer is at all times liable towards Baymarkets for any use by the Licensed Software by its Users.

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6.2.3	Customer shall not be entitled to add or remove any trademark, trade name, copyright notices, warning legends or other markings to or from the Licensed Software or Documentation.

6.2.4	Customer shall not be entitled to modify, decompile, dissemble, reverse engineer, translate, adapt, arrange or error correct or make any other alteration of the Licensed Software or Documentation, or to create derivative work using the Licensed Software or Documentation.

6.2.5	Notwithstanding anything in this Agreement, it is understood that Customer receives no title or ownership rights to the Licensed Software or Documentation, or any other Intellectual Property Rights, and all such rights shall remain with Baymarkets or its suppliers.

6.3	Rights to Modifications and Improvements to the Licensed Software

6.3.1	Any general improvements of the Licensed Software made by Baymarkets during the term of this Agreement are included in the license for the full term of this Agreement, subject to Customer’s payment of the License Fee and the Long Term Warranty Fee. Baymarkets general improvements of the Licensed Software are distributed to Customer through Software Upgrades. For the avoidance of doubt, any improvements, Software Updates, Software Upgrades or modifications of the Licensed Software neither prolong, nor restart the Warranty Period for the Licensed Software.

6.3.2	In the event Customer would need additional rights and modifications in relation to the Licensed Software, Baymarkets may offer such additional rights, and offer to make such modifications or adaptations under a Change Request, as set out herein. Such modifications shall be deemed to constitute Licensed Software under this Agreement, and thus be subject to the rights and restrictions set out in this Section 6, unless otherwise agreed in writing between the Parties. The same shall apply to new software products made commercially available by Baymarkets, which Customer chooses to license (subject to an agreed License Fee and a revised Long Term Warranty Fee, as set out in Section 10).

6.3.3	The Parties acknowledge and agree that Baymarkets shall have the right, without restriction, to use any information, feedback, suggestions and ideas for improvements or modifications relating to the Licensed Software, or other Baymarkets products or services, submitted by Customer or Users, in order to improve or modify the Licensed Software or Baymarkets other products or services. Thus, Baymarkets receives a non-exclusive, transferable, sublicensable, worldwide, irrevocable, perpetual paid-up right to use such information, feedback, suggestions and ideas submitted by Customer or Users.

7	LONG TERM WARRANTY

7.1	Subject to the terms and conditions of this Agreement and Customer’s due payment of the Long Term Warranty Fee set out in Schedule 2 (Fees), Baymarkets undertakes to provide support and maintenance in relation to the Licensed Software in accordance with the Service Levels set out in Schedule 3 (Long Term Warranty).

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7.2	The support and maintenance under the Long Term Warranty provided by Baymarkets is only available on a version not older than 6 months of the Licensed Software and will be provided remotely.

7.3	For the avoidance of doubt, any Software Updates or Software Upgrades provided by Baymarkets in connection with the Long Term Warranty shall be deemed Licensed Software hereunder.

7.4	However, as regards specific adaptations to the Licensed Software requested by Customer, and performed by Baymarkets under a Change Request, the Parties must specifically agree in writing whether such parts of the Licensed Software shall be subject to the Long Term Warranty, and if so, if the Long Term Warranty Fee needs to be adjusted in accordance with Section 10. Moreover, if the scope of the Licensed Software is otherwise increased during the term of this Agreement, the Parties acknowledge and agree that this will also affect the License Fee and the Long Term Warranty Fee.

8	CHANGE REQUESTS ETC.

8.1	Customer may request Baymarkets to perform developments and adaptations to the Licensed Software and to provide other work with respect thereto to meet Customer’s requirements (a “Change Request”). Baymarkets shall provide a response to the Change Request without unreasonable delay with a high-level description of the service scope, a non-binding price estimate and any other conditions. The terms and conditions for Baymarkets provision of the Change Request will then be agreed between the Parties by way of signing a document regulating the Change Request, based on the template in Schedule 6.

8.2	The Fees applicable to a Change Request are calculated on a time and material basis, subject to the daily rates stipulated in Schedule 2 (Fees), or, if specifically agreed in writing for the Change Request, at a fixed price.

8.3	Baymarkets undertakes to deliver any Consultancy Services specified for a Change Request timely and subject to the terms and conditions, as well as any agreed specification, set out in the document regulating the Change Request. Unless otherwise agreed for the Change Request, the Consultancy Services are provided remotely.

8.4	If a delay in Baymarkets’ delivery under a Change Request has been caused by circumstances relating to Customer, Baymarkets shall be entitled to postpone its obligations with a reasonable time, corresponding to the delay and to invoice any additional work performed by Baymarkets, or for idling resources that could not be reallocated, due to such delay caused by Customer, on a time and material basis. For the avoidance of doubt, this applies also in cases where Baymarkets and Customer has agreed on a fixed price for the Change Request.

8.5	In the event Customer finds that Baymarkets has not delivered the Change Request as agreed in the written document for the Change Request, Customer shall promptly, and no later than ten (10) Business Days upon becoming aware thereof, notify Baymarkets of such deviation and grant Baymarkets the opportunity to verify it. Baymarkets shall, at no additional charge to Customer, make reasonable efforts to remedy the deviation as soon as possible. If Baymarkets is unable to remedy the deviation, Customer shall be entitled to a reasonable price deduction, in proportion to the deviation.

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8.6	Baymarkets may make changes to the Licensed Software:

(a)	Without prior notification to Customer, if the change reasonably does not cause Customer more than minor inconvenience compared to the Specification; and

(b)	Subject to a Release Note provided by Baymarkets prior to the effective date of the change.

8.7	Contract changes (including changes to the Specification other than such changes that are described in Section 8.6 above) shall be handled as follows. If a Party wishes to make any change to the Agreement, such Party shall submit details of the requested change to the other Party in writing. The Parties shall discuss a requested amendment, modification or change diligently, in good faith and at the pace required taking the potential impact on each of the Parties into consideration. Baymarkets may invoice Customer for the cost of examining requests for changes and for the processing of quotations, as per the daily rates for Consultancy Services set out in Schedule 2, subject to Customer’s prior approval.

8.8	Upon the Parties’ written agreement of the change, the Parties shall take the necessary actions to implement the change. No change may be implemented without a written confirmation signed by the Parties.

9	CUSTOMER OBLIGATIONS

9.1	In order for Baymarkets to be able to perform its obligations under the Agreement, Customer undertakes, at its own expense, to:

(a)	Comply with Baymarkets’ from time to time applicable security instructions and procedures for using the Licensed Software.

(b)	Ensure an adequate level of security in Customer’s own, and if relevant, such third-party IT environments not included in Baymarkets’ Services.

(c)	Have access to the technical equipment and meet the system requirements described in the Specification and, as the case may be, in applicable Release Notes.

(d)	Upon request, grant access to, and provide Baymarkets with, information about Customer’s IT environment, equipment and software to the extent relevant and required to set up, maintain and perform the Services and any of Baymarkets’ obligations.

(e)	Be responsible for all third-party software and equipment within Customer’s internal IT, web browsers, firewalls etc., and that such equipment is correctly installed, updated, maintained and configured to allow the use of the Licensed Software and provision of any Services. For the avoidance of doubt, Customer is solely responsible for the cost, operations and maintenance of the hosting of the Licensed Software, including hardware.

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(f)	Provide all information affecting the Licensed Software, the Services, or Baymarkets, or required in order for Baymarkets to be able to perform its obligations pursuant to the Agreement.

(g)	Supervise and control the use of the Licensed Software in accordance with this Agreement.

(h)	Promptly notify Baymarkets of any error or defect in the Licensed Software of which Customer becomes aware, and give Baymarkets documented examples of such faults.

(i)	Not by itself or with others participate in any illegal, deceptive, misleading or unethical practices related to the Licensed Software, and with reasonable efforts to supervise, control and see to that Users of the Licensed Software do not participate in said practices.

(j)	Not to make any representations, warranties or guarantees to any third party with respect to the Specification, features, or capabilities of the Licensed Software that are not contained in, or inconsistent with, the Documentation.

(k)	Identify to Baymarkets one or several employees of Customer as technical and commercial contact persons.

(l)	Review documents and notify decisions, and otherwise cooperate in order to enable Baymarkets to comply with any agreed time schedule.

9.2	Customer shall not permit anyone other than its authorized Users to access or use the Licensed Software. Customer is responsible for the security of any login details that a User may utilize to access and use the Licensed Software or any Services. Customer is liable for any act or unauthorized access using a User’s login details.

9.3	Customer shall take all necessary precautions to prevent introduction of viruses or other malware to Baymarkets’ software products, and to prevent any unauthorized access. Customer must promptly provide Baymarkets with any and all details if Customer becomes aware of any unauthorized access, copying, modification or use of the Licensed Software and/or Baymarkets’ software products or the introduction of any viruses or other malware.

9.4	Customer agrees to use the Licensed Software for its intended purposes and shall not use the Licensed Software for any unlawful purpose or purpose that could be detrimental to Baymarkets or any third party. Customer shall ensure that all Data transferred using the Licensed Software complies with all applicable laws and regulations. Customer’s breach of this Section 9.4 shall entitle Baymarkets to immediately terminate the Agreement, and Customer shall indemnify and hold Baymarkets harmless from any loss or damage incurred by Baymarkets due to Customer’s breach.

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9.5	Customer is obliged to obtain and maintain all authorizations and regulatory approvals required by it for the purpose of the Parties cooperation pursuant to the Agreement.

10	FEES AND PAYMENT TERMS

10.1	The Fees are set out in Schedule 2 (Fees). All Fees are stated exclusive of value added tax (VAT) and any other applicable taxes and/or duties. The Fees may be adjusted yearly, as mutually agreed in writing and, as set out in Schedule 2.

10.2	Customer shall pay a recurring annual Fee for the license to use the Licensed Software in accordance with this Agreement (the “License Fee”). The License Fee is charged as from the date of Acceptance (as set out in Section 5.6), unless another date is specified in Schedule 2 (Fees).

10.3	The License Fee shall be invoiced by Baymarkets quarterly in advance, as from the date of Acceptance, unless otherwise specified in Schedule 2. However, the Parties agree that Baymarkets is entitled to invoice, and Customer must pay, the License Fee for the initial 24 (twenty-four) months upon Acceptance, unless otherwise specified in Schedule 2. If Customer chooses to license additional software products, the License Fee will be revised (affecting also pre-paid parts of the License Fee as from the date the additional software products are made available for Customer).

10.4	The recurring annual fee for the Long Term Warranty support and maintenance (the “Long Term Warranty Fee”) is set out in Schedule 2 (Fees). The Long Term Warranty Fee is charged as from Acceptance, unless another date is specified in Schedule 2.

10.5	The Long Term Warranty Fee shall be invoiced by Baymarkets quarterly in advance, unless otherwise specified in Schedule 2. However, the Parties agree that Customer is entitled to invoice, and Customer must pay the Long Term Warranty Fee for the initial 24(twenty-four) months upon Acceptance, unless another date for payment is specified in Schedule 2. If Customer chooses to license additional software products, the Long Term Warranty Fee will be revised as from the date the additional software products are made available for Customer). If Customer submits Change Requests (i.e. requests adjustments of the Licensed Software), and such adjustments will be covered by the Long Time Warranty, the Long Term Warranty Fee will be increased by an amount corresponding to twenty per cent (20%) of the Fees payable for the Change Request (affecting also pre-paid parts of the Long Term Warranty Fee as from the date the adjusted version of the Licensed Software is made available for Customer).

10.6	The Fees applicable to a Change Request are set out in the document regulating the Change Request, and are calculated based on the daily rates set out in Schedule 2.

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10.7	In addition to the yearly adjustments set out in Schedule 2, Baymarkets is entitled to change the Fees in case of any change in Baymarkets’ costs for third party products or services, used to provide the Licensed Software, Long Term Warranty support and maintenance and any Consultancy Services. Such cost changes shall be documented by Baymarkets. Baymarkets’ change of the Fees shall be proportionate to the change in Baymarkets’ costs for third party products or services, and needs to be agreed by both parties in writing.

10.8	Unless otherwise stated in Schedule 2 or separately agreed in writing the following apply for travels. Where travel is pre-approved by Customer, Baymarkets shall be entitled to charge for (i) travel time at seventy (70) percent of the applicable daily rates for Consultancy Services (as set out in Schedule 2); and (ii) the documented costs for travel, accommodation and subsistence expenses.

10.9	Each invoice shall be due and payable net thirty (30) days from the date of the invoice.

10.10	Interest on late payment will be charged to Customer in accordance with six (6) percent per annum on any outstanding amounts.

10.11	In the event of late payment, Baymarkets shall notify Customer hereof and Customer shall have ten (10) calendar days to pay the outstanding amounts. If no such payment is made, Baymarkets may, without further notice, withhold Customer’s access to the Licensed Software and cease performing any Services.

10.12	Customer shall have no right to retain, withhold, reduce, set-off or make deductions from any amount due to Baymarkets, unless specifically stated herein. In the event of any dispute regarding the amount of an invoice, Customer must pay the total amount of the disputed invoice and the matter shall be determined in accordance with Section 25.

11	REGULATORY COMPLIANCE

11.1	Each Party undertakes to comply with applicable laws and other regulatory requirements imposed on it and obtain all relevant permits, licenses, certificates, authorizations, and regulatory approvals necessary for conducting its business operations and for the provision and use of the Licensed Software in the Territory.

11.2	Each Party undertakes, upon the written request by the other Party, to reasonably assist the requesting Party with its compliance obligations, as set out in Section 11.1. Such assistance may include assistance with reporting of incidents, investigations and other measures. In the event this Section 11.2 would require a Party (the “Assisting Party”) to take measures or carry out tasks which are specifically requested by the other Party (the “Requesting Party”), and which the Assisting Party would not otherwise have had to carry out, the Assisting Party shall be entitled to compensation on a time and material basis (at the rates set out in Schedule 2) for any such assistance and compensation for any documented costs directly attributable to such measures or tasks.

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11.3	The Parties acknowledge that Customer’s business is subject to laws and regulations applicable for the financial industry in the Territory. Customer undertakes to specify the legal requirements, and other requirements applicable to the business operations of Customer in the Territory in connection with the Design Study.

11.4	Baymarkets undertakes to, upon written notice from Customer and if commercially reasonable and possible from a technical perspective, adjust the Licensed Software to comply with changes in applicable laws and regulations applicable to Customer’s business operations in the Territory, in accordance with Customer’s written specifications. The following principles shall apply with respect to the foregoing:

(a)	Customer shall continuously monitor regulatory developments affecting its business operations, and the Licensed Software, and keep a dialogue with Baymarkets regarding how the Licensed Software could be adjusted in order to ensure regulatory compliance.

(b)	Customer shall notify Baymarkets in the event Customer becomes aware of any regulatory changes that may affect the Licensed Software, and/or Customer’s use thereof, and specify in writing any changes in the Licensed Software required in order for Customer to be able to continue use the Licensed Software.

(c)	Baymarkets’ adjustments of the Licensed Software are not included in the License Fee and the Long Term Warranty Fee..

(d)	In the event new or amended regulatory requirements would prevent (i) the use of the Licensed Software in Customer’s business operations; or (ii) Baymarkets from continuing to provide the Licensed Software, or require a fundamental change to the provision thereof which is impossible, or not commercially or technically viable, in Baymarkets’ reasonable assessment, to implement, Baymarkets shall have the right to terminate this Agreement upon twelve (12) months prior written notice, or with effect as of the date when the regulatory change becomes effective, if earlier.

12	GOVERNANCE

12.1	The Parties have agreed to establish and use the governance and steering model set out in Schedule 4 to handle commercial, contractual, and operational decisions relating to the collaboration under this Agreement.

12.2	Unless otherwise is stated in Schedule 4, each Party shall bear its own costs for participating in the agreed governance and steering forums.

12.3	Baymarkets agrees to notify Customer in writing in case of changes of any Key Personnel, insolvency, acquisition and change of control.

12.4	Upon the written request of Customer, Baymarkets agrees to enter into and execute an escrow agreement (the “Escrow Agreement”) a copy of which is provided herein as Schedule 6 within two (2) weeks from such request with the escrow agent of Customer’s choosing (the “Escrow Agent”) at Customer’s expense. Customer shall be identified as a beneficiary under the Escrow Agreement. Baymarkets shall provide to the Escrow Agent the source code for the version of the Licensed Software delivered to Customer and any documentation necessary for the use thereof (jointly referred to as the “Deposit Materials”). Baymarkets shall deliver any revised Deposit Materials to the Escrow Agent not later than one (1) month after any upgrade, version release, or any other change to the Licensed Software is effectuated by Baymarkets. Customer shall be entitled to receive the Deposit Materials if bankruptcy, insolvency, or equivalent proceedings are instituted by or against Baymarkets (hereinafter referred to as a “Specific Default”), and shall then receive a perpetual, fully paid-up, non-exclusive license to use and improve the Deposit Materials.

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13	THIRD PARTY SERVICES, PRODUCTS, AND OPERATIONS

13.1	Third party software, solutions, products or services, including open source software and proprietary third-party software, which Baymarkets may provide to Customer as part of the Licensed Software, the Long Term Warranty support and maintenance, or Services are subject to such supplier’s, from time to time, applicable terms and conditions and Baymarkets’ responsibilities and liability under the Agreement shall reflect the third-party terms and conditions. Customer acknowledges and accepts that Baymarkets cannot grant any additional rights, or take any additional responsibility or liability, in excess of such from time to time applicable terms and conditions. For the avoidance of doubt, if a third-party supplier would amend its terms and conditions, such amendment shall apply between the Parties as from the date when the amendment becomes effective between Baymarkets and the supplier.

13.2	The functionality of the Licensed Software is dependent on successful integrations with systems to which the Licensed Software shall integrate. This means that the functionality of the Licensed Software is conditional upon such successful integrations.

14	GENERAL WARRANTIES

14.1	Each Party warrants and represents that:

(a)	it is authorized and has all rights necessary in order to enter into, fully comply with and perform in accordance with the obligations of this Agreement; and

(b)	it shall comply with all applicable laws and regulations with respect to its activities under this Agreement.

15	INTELLECTUAL PROPERTY RIGHTS

15.1	Baymarkets (and/or its Affiliates, subcontractors or suppliers, as applicable) shall retain ownership and all Intellectual Property Rights to CLARA, the Licensed Software, the Documentation and any results developed in the course of Baymarkets’ performance of any support and maintenance under the Long Term Warranty, or any Change Requests, including but not limited to any Customer specific adjustments or modifications of the Licensed Software or any derivatives, developments or modifications thereof.

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15.2	Nothing in the Agreement shall be interpreted as an express or implied assignment or transfer of any ownership rights, title to, or interest in CLARA, the Licensed Software, the Documentation, Data, systems, results, or any Intellectual Property Rights in relation thereto, from Baymarkets to Customer.

15.3	In the event this Agreement or any Services are dependent on Customer’s provision of any Intellectual Property Rights, Customer grants Baymarkets a non-exclusive right to use such Intellectual Property Rights for the purpose of providing the Services under this Agreement or any Change Request or otherwise deliver what has been agreed under this Agreement.

16	INFRINGEMENTS

16.1	If the proper use of the Licensed Software in the Territory, in accordance with this Agreement, should cause an infringement of any Intellectual Property Rights of a third party, finally established by a competent court of law or accepted by Baymarkets in writing, then Baymarkets shall reimburse Customer for any damages and costs finally awarded by the competent court of law or accepted by Baymarkets as a result of such infringement (subject to the limitation of liability set out in Section 21.3), provided always:

(a)	that Customer promptly informs Baymarkets in writing of any claim and refrains from admitting liability or taking any action on account of such claim without previous written approval of Baymarkets;

(b)	that Customer promptly informs Baymarkets in writing if legal action is taken on account of such claim;

(c)	that Baymarkets shall have sole authority at its expense to defend or settle the claim and any negotiation in connection with such claim; and

(d)	that Customer provides Baymarkets with reasonable assistance which may be required to settle or defend such claim.

16.2	Further, if a claim of infringement is made or appears likely, or in the event of an executable court decision against Customer (e.g. an injunction), Baymarkets may, at its option, either:

(a)	procure for Customer the rights for continued use of the Licensed Software; or

(b)	replace or modify the Licensed Software so that it no longer infringes any such rights; or

(c)	if such remedies are not reasonably or economically feasible, in Baymarkets’ sole discretion, Baymarkets may terminate the license for the affected parts of the Licensed Software or terminate this Agreement.

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16.3	Baymarkets’ above stipulated obligations shall not apply to claims relating to (i) a combination of the Licensed Software with third party supplied products or software; (ii) a modification of the Licensed Software by anyone other than Baymarkets; (iii) the use of the Licensed Software, if Customer has refused an offer of a replacement or modification thereof and such replacement or modification is not subject to such claim; or (iv) claims arising out of Customer’s modification of the Licensed Software.

16.4	This Section 16 (Infringements) provides Baymarkets’ sole liability and Customer’s sole remedies in case of infringement claims of Intellectual Property Rights or other proprietary rights brought by a third party as a result of the use of the Licensed Software.

17	PROCESSING OF PERSONAL DATA AND OWNERSHIP OF AND RIGHT TO USE OTHER DATA

17.1	Since the Licensed Software is installed in Customer’s server environment, Customer stores and controls Customer Data. Customer Data shall be and remain the exclusive property of Customer (or a third party). Baymarkets shall have the right to access and use Customer Data to the extent necessary for Baymarkets to provide the Licensed Software, the Long Term Warranty or other Services.

17.2	If Baymarkets should be given access to Customer Data relating to the use of the Licensed Software or in the course of providing the Long Term Warranty support and maintenance, Customer agrees that Baymarkets may,, upon mutual agreement, use and disclose quantitative data derived from the use of the Licensed Software for industry analysis, product improvement, benchmarking, analytics, marketing, and other business purposes. All Customer Data used and disclosed must be in aggregate form only and must not identify Customer or its Users.

18	CONFIDENTIALITY

18.1	Each Party hereby undertakes not to directly or indirectly exploit or reveal to a third party any Confidential Information that a Party receives as a result of, or pursuant to, this Agreement, unless otherwise agreed by the other Party in writing. However, each Party, with notification to the other party, is entitled to disclose Confidential Information to an Affiliate or a subcontractor if necessary for the purposes of this Agreement provided that a Party is fully liable towards the other Party for any breach of this confidentiality undertaking by its Affiliate/subcontractor.

18.2	The above confidentiality undertaking does however not apply to (i) disclosure of information necessitated by a decision by a court or government authority; (ii) disclosure necessitated by applicable laws, regulations or similar binding rules; (iii) information which a Party can prove was in its possession before the Party received it from the other Party; (iv) information which a Party can prove was independently developed by such Party without reference to any Confidential Information; (v) information which a Party has received from a third party which was not subject to any confidentiality undertaking with regard to such information; and (vi) information that, at the time of disclosure, is generally available to or known by the public other than as a result of its disclosure in breach of any confidentiality undertaking.

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19	TERM

19.1	This Agreement shall enter into force on the Effective Date and shall remain in force until termination by either Party in accordance with the provisions of this Agreement.

19.2	The initial term shall be twenty-four (24) months calculated as from the date the License Fee is charged from, as set out in Section 10.2. The term will then be automatically renewed for consecutive twelve (12) months renewal terms, unless terminated in writing by either Party at least six (6) months before the end of the initial term, or any renewal term.

19.3	A Change Request under the Agreement shall enter into force when a document has been signed by both Parties and shall remain in force until the Change Request is completed. Thus, the provisions of this Agreement will continue to regulate any and all valid Change Requests until they are completed.

20	TERMINATION

20.1	Termination for Cause

Either Party may terminate the Agreement or a Change Request assignment with immediate effect if:

(a)	The other Party materially breaches its obligations under the Agreement, or the applicable Change Request assignment, and the breaching Party does not remedy (if remedy is possible) the breach within 30 (thirty) days of written notice from the non-breaching Party of such breach; or

(b)	The other Party issues a resolution, or any court orders, that the other Party is or will be wound up; or a trustee in bankruptcy, liquidator, receiver, or manager on behalf of a creditor is appointed for the other Party, or if that Party files an application of its own for any such official appointment, including an application for company reconstruction; or if circumstances arise that would entitle a court or a creditor to make a winding-up order of the other Party; or it is otherwise likely that the other Party is insolvent; or

(c)	Customer is in breach of Section 9.4; or

(d)	A Party’s breach of Section 15 (Intellectual Property Rights); or

(e)	A Party is subject of a Force Majeure event, after the period set out in Section 22.4; or

(f)	The other Party is in delay with payments invoiced under the Agreement, if the amount exceeds USD 10 000 and the delay in payment exceeds 60 days from the date of such invoice and notice of non-payment has been made and received by the Customer..

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20.2	Effects of Termination

20.2.1	Upon termination of the Agreement, the license granted to Customer hereunder shall terminate and Customer shall immediately cease using the Licensed Software and destroy or return to Baymarkets any and all Documentation and all copies (including back-ups) of the Licensed Software and any other Confidential Information held by Customer, Customer Group, or any Users.

20.2.2	Customer will compensate Baymarkets for the Services performed up until the date of termination and correspondingly any prepaid part of the Services shall be repaid to Customer to the extent they have not been delivered.

20.2.3	The expiration or termination of the Agreement shall not affect or prejudice any provisions of the Agreement that are, expressly or by implication, provided to continue in effect after such expiration or termination.

21	LIMITATION OF LIABILITY

21.1	The Parties shall compensate each other for any damages or loss caused by material breach of contract, within the limitations set out below.

21.2	Neither Party is liable to the other Party under this Agreement for loss of profit or revenue, loss of goodwill or reputation, loss of business or data, or for any special, indirect, incidental or consequential damages, whether or not the possibility of such damages could have been reasonably foreseen and whether as a result of breach of contract, warranty, under indemnity, statute, tort (including negligence) or otherwise.

21.3	Further, Baymarkets’ total aggregate liability under the Agreement shall for each contract year be limited to the applicable annual License Fee and Long Term Warranty Fee payable by Customer under this Agreement.

21.4	The limitations of liability set forth above shall not apply to any liability arising from willful misconduct, or gross negligence by Baymarkets, or Customer’s breach of Section 9.4.

21.5	Baymarkets shall not be liable for any deviation from the Specification or the Service Levels, or any inability perform its obligations under the Agreement, or any other breach of contract or warranty, caused as a result of any of the below events:

(a)	Any modifications or alterations to the Licensed Software, other than those performed by Baymarkets.

(b)	Any use of the Licensed Software in a manner that it was not designed for.

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(c)	Any use of the Licensed Software other than in compliance with the instructions and Documentation issued by Baymarkets.

(d)	Any use of the Licensed Software with any software or hardware not furnished or recommended by Baymarkets.

(e)	Errors in hardware equipment, network components, public communication networks, connectivity, software or services which are outside of Baymarkets’ Licensed Software and Services, such as disturbance of Customer’s access to the Internet or other errors that impede data traffic.

(f)	Customer’s use of the Licensed Software or Services with equipment, software or accessories other than those prescribed by Baymarkets in a manner that affects the Licensed Software or Services, or alterations or internal adjustment by Customer not in accordance with Baymarkets’ instructions.

(g)	Customer/User having provided erroneous, incomplete, corrupt or inadequate Data to Baymarkets when using the Licensed Software or Services.

(h)	An error or disruption in any third-party software or services provided by Baymarkets as part of the Licensed Software or the Services that is not possible for Baymarkets to circumvent using reasonable commercial efforts, thus appropriate to remedy with the assistance from the relevant third-party provider (e.g. a bug fix).

(i)	A virus attack (by which is meant the phenomenon initiated by third parties in order to create load, modify, destroy or threaten to destroy data or programs), provided that Baymarkets has taken adequate protective measures against viruses and used such protection software.

(j)	Negligence on the part of Customer, its staff, Users, or a third party.

(k)	Customer’s failure to comply with its obligations subject to Section 9.

21.6	Besides support and maintenance undertakings under the Long Term Warranty, Baymarkets makes no representations and warranties with respect to malfunctions, defects or non-conformities in the Licensed Software, whether express or implied, or that Customer’s use of the Licensed software will be free from interruptions.

21.7	Claims under the Agreement must be made by a Party within three (3) months from the Party becoming aware of a deviation or damage, and always within six (6) months from the occurrence of the event causing the damage.

22	FORCE MAJEURE

22.1	If a Party is prevented from fulfilling, or if it becomes considerably more difficult or more burdensome for a Party to fulfil, its obligations under the Agreement, due to a circumstance beyond that Party’s control, including, without limitation, labor conflict, lightning, fire, war, terror attack, hacker attack, data virus, natural disasters, epidemics or pandemics (as defined by the World Health Organization), mobilization or major military draft, confiscation, currency restriction, official decree, riots, public utility failures, amendment of rules to public authorities, interventions by public authorities, new or amended legislation, decision by court, failure, disruption, outage, or limitations regarding, connectivity, telecommunication, or energy and fault or delay from supplier or subcontractor for the same reasons as above (“Force Majeure”), then this shall constitute a ground for release resulting in an extension of the deadline for performance and release from liability for damage and other sanctions while such circumstances persist.

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22.2	In the event it would, due to Force Majeure, be significantly more financially burdensome for Baymarkets to perform its obligations under this Agreement, then this shall constitute a ground for release resulting in an extension of the deadline for performance and release from liability for damage and other sanctions while such circumstances persist unless Customer agrees to compensate Baymarkets with a fair amount of Baymarkets’ cost increases.

22.3	The Party affected by Force Majeure shall without undue delay notify the other Party in writing, specifying the reason for the inability to perform in accordance with the Agreement.

22.4	If, as a result of Force Majeure, the fulfilment of an obligation is delayed by more than ninety (90) days, either Party shall be entitled to terminate this Agreement with immediate effect without incurring any liability.

23	NOTICES

23.1	All notices, demands or other communications to be made under or in connection with the Agreement must be in English, in writing and may, unless otherwise stated, be made by hand, courier, letter or e-mail to the respective addresses set out in this Agreement. Any communication or document made or delivered under or in connection with the Agreement shall only be deemed given and effective:

(a)	if delivered by hand or sent by courier; upon delivery at the address of the relevant Party; or

(b)	if sent by e-mail; when received in readable form.

23.2	Notices to Baymarkets shall be sent to:

(a)	the address set forth in the preamble of this Agreement. Attention: Tore Klevenberg; and

Pe t

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23.3	Notices to Customer shall be sent to:

(a)	the address set forth in the preamble of this Agreement. Attention: Daniel McElduff and Josh Crumb;

and

23.4	If either Party has changed its address or e-mail address, a written notice thereof shall be given to the other Party in accordance with the procedure set out in this Section 23.

24	MISCELLANEOUS

24.1	External Communication

The Parties may decide to communicate their collaboration under this Agreement through one or several press releases. Any such press release shall be approved in writing by both Parties prior to its publication.

24.2	Non-solicitation

During the term of this Agreement and for a period of one (1) year following termination, neither Party shall actively solicit for employment any employee or other representative of the other Party who are/were involved in providing the Services under the Agreement.

24.3	Assignment

Neither Party may assign, delegate, subcontract or otherwise transfer or pledge or create any encumbrance in or over any of its rights or obligations under this Agreement without the prior written consent of the other Party (unless permitted under this Agreement). Baymarkets may however assign and/or delegate its rights or obligations under this Agreement to an Affiliate.

24.4	Subcontracting

Baymarkets may use subcontractors or other partners for the performance of its obligations under the Agreement, upon mutual agreement with Customer. Unless otherwise stated herein, Baymarkets is fully responsible and liable for all acts (including omissions) of its subcontractors.

24.5	Relationship between the Parties

The relationship established between the Parties under this Agreement is solely that of independent contractors, and this Agreement does not create, and shall not be deemed to create an agency, partnership, joint venture or fiduciary or employer/employee relationship between the Parties for any purpose. Nothing in this Agreement shall be deemed to authorize any Party to make commitments of any kind for or on behalf of any of the Parties to act for, represent, or bind the other. Each Party is responsible for determining the assignment of its employees and contractors, and for their direction, control, and compensation.

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24.6	Entire Agreement

This Agreement constitutes the entire understanding between the Parties with regard to its subject matters and supersedes any and all prior negotiations, agreements and understandings on such subject matters, whether written or oral.

24.7	Amendments

Changes and amendments to this Agreement shall only be considered valid if made in writing and duly signed by the Parties.

24.8	Severability

Should any provision of this Agreement be held to be invalid or unenforceable, in whole or in part, the validity and enforceability of the remainder of the Agreement shall not be affected. The Parties shall, in so far as possible, replace such invalid or unenforceable provision according to the intent and spirit of the Agreement with a new provision having, as close as possible, the same commercial effect as the invalid or unenforceable provision.

24.9	No-waiver

The failure of a Party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce such provision.

25	GOVERNING LAW AND DISPUTE RESOLUTION

25.1	This Agreement shall be governed by and construed in accordance with the substantive laws of Norway, without regard to its conflicts of law rules and principles.

25.2	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of the Arbitration and Dispute Resolution Institute of the Oslo Chamber of Commerce in force at any time. The seat of arbitration shall be Oslo, Norway. The language to be used in the arbitral proceedings shall be English.

25.3	The Parties shall keep any arbitral proceedings conducted or initiated with reference to this Section 25 strictly confidential. The confidentiality undertaking shall cover the fact that arbitration has been initiated, all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during or in relation to the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the prior written consent of the other Party. This notwithstanding, a Party shall not be prevented from disclosing such information (i) in order to safeguard, in the best possible way, such Party’s rights vis-a-vis the other Party in connection with the dispute; or (ii) if disclosure is necessitated by applicable laws, stock exchange contract, similar binding rules, or a decision by a court or other government authority.

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This Agreement has been executed in two (2) originals of which the Parties have taken one each.

Baymarkets AS	Abaxx Clearing Pte Ltd

/s/ Peter Fredriksson	/s/ Daniel McElduf
Peter Fredriksson	Daniel McElduff

/s/ Tore Klevenberg	/s/ Josh Crumb
Tore Klevenberg	Josh Crumb

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Schedule 1

Clara for Abaxx

Solution and requirements document

Version 1.6

1 lntroduction

2 lmplementation and operation model
2.1 Our implementation approach
2.1.1 Management of the ongoing relationship between Baymarkets and clients
2.1.2 Key requirements Baymarkets has on clients
2.2 Detailed Operating Model Proposal
2.2.1 Proposed operating model.
2.2.1.1 Technical operations
2.2.2 Proposed service management model
2.2.3 Proposed relationship management model.
2.2.4 Baymarkets Project Methodology
2.2.5 Short project method description
2.2.6 Sprint planning process and tool
2.2.7 Project organization
2.2.8 Abaxx and Baymarkets project teams/ structure:
2.2.9 Project plan
2.2.10 Project Communication
2.2.10.1 Sprint planning
2.2.10.2 PMO weekly meetings
2.2.10.3 PWT standups
2.2.10.4 JSC meetings
2.2.10.5 Testing strategy

3 System overview
3.1 General Framework
3.2 System components
3.2.1 Components of Clara

4 Functional overview
4.1 Master data
4.1.1 Participants
4.1.2 Relationships
4.1.3 Flexible account model
4.1.3.1 Account segregation
4.1.4 Supported products
4.1.4.1 Marketplace instruments (MP instruments)
4.1.5 Abaxx additional requirements
4.1.5.1 Products
4.1.5.1.1 Options on futures - for backlog
4.1.5.1.2 New instrument type
4.1.5.2 Account model
4.1.5.2.1 Margin sub/margin accounts

4.2 Corporate action
4.3 Trade management
4.3.1 Trade life cycle
4.3.2 Trade capture
4.3.3 Trade validation
4.3.4 Novation
4.3.5 Reconciliation
4.3.6 Abaxx additional requirements
4.3.6.1 ntegration with trading venue
4.4 Risk management
4.4.1 Risk methodology
4.4.2 Risk add ons
4.4.2.1 Concentration add on
4.4.2.2 Wrong way risk add on
4.4.2.3 Manual risk add ons
4.4.3 Architecture and interfaces
4.4.4 Risk calibration
4.4.4.1 Scanning ranges
4.4.4.2 Option volatilities
4.4.4.3 Correlations
4.4.5 Margin calculator
4.4.5.1 Input
4.4.5.2 Calculation
4.4.5.3 Output
4.4.6 Interfaces
4.4.6.1 Data format
4.4.6.2 Protocols
4.4.6.3 Data export from Clara web application
4.4.7 Stress test
4.4.7.1 Historical scenarios
4.4.7.2 Manual scenarios
4.4.7.3 Generated scenarios
4.4.8 Back testing
4.4.9 Dashboard
4.4.10 Credit
4.4.11 Calculation of the default fund contribution
4.4.12 Margin simulation
4.4.13 Historic margin
4.4.14 Abaxx additional requirements
4.4.14.1 FHS - filtered historical simulation
4.4.14.1.1 Anti-procyclicality measures (APC)
4.4.14.2 Black76 - pricing options on futures

4.4.14.3 SPAN Parameter generation from FHS - SPAN
4.4.14.4 Generate SPAN parameter file EOD and ntra Day
4.4.14.5 Calculate SPAN - create SPAN position file and calculate
4.4.14.6 Configurable MPOR per underlying
4.4.14.7 Risk/collateral dashboard
4.4.14.8 Margin sub account
4.4.14.9 Margin account
4.4.14.10 Utilization of assets
4.4.14.11 Margin call
4.4.14.12 Cash call
4.4.14.13 Concentration add on adaptations
4.4.14.14 Clara web application changes related to Risk
4.4.14.14.1 Show fair value of portfolio
4.4.14.14.2 Show greeks on portfolio level
4.4.14.14.3 Show margin call details
4.4.14.14.4 Margin simulation tool changes
4.4.14.14.5 Historical margin view
4.4.14.15 Handle negative prices
4.4.14.16 Backtesting requirements
4.4.14.17 Stress Testing requirements
4.4.14.18 Guarantee fund
4.4.14.19 Stress test margin add-on
4.4.14.20 Credit
4.5 Collateral management
4.5.1 Cash collateral
4.5.2 Securities collateral
4.5.3 Abaxx additional requirements
4.6 Settlement management
4.6.1 Cash settlement
4.6.2 Securities settlement
4.6.2.1 Delivery management
4.6.2.2 Settlement confirm
4.6.2.3 Failure management
4.6.2.4 Stock lending and borrowing
4.6.3 Abaxx additional requirements
4.6.3.1 Pending delivery transactions
4.6.3.2 Close out of odd lots
4.7 Market data and prices
4.7.1 Abaxx additional requirements
4.7.1.1 Daily and final settlement prices
4.7.1.1.1 Grouping of instruments
4.7.1.1.2 Price checks
4.7.1.1.3 ntraday pricing solution (backlog)

4.8 Position management
4.8.1 Option exercise and assignment
4.8.2 Portability
4.8.3 Abaxx additional requirements
4.8.3.1 Position transfer margin simulations
4.9 Fee / Billing
4.9.1 Abaxx additional requirements
4.9.1.1 Odd lot penalty fee
4.9.1.2 Late performance fee
4.10 Reconciliation
4.10.1 Trade reconciliation
4.10.2 Collateral reconciliation
4.10.2.1 Cash collateral
4.10.2.2 Securities collateral
4.10.3 Settlement transaction reconciliation
4.10.4 Transactions and holdings

5 Non functional overview
5.1 Scalability
5.2 Testability
5.2.1 Test environments
5.2.1.1 Dev (development test environment)
5.2.1.2 Systest (internal test system)
5.2.1.3 Exttest (external test system)
5.2.1.4 Bootstrapper and trade simulator
5.3 Batch scheduling
5.4 Alerting
5.4.1 Abaxx additional requirements
5.5 Monitoring
5.5.1 OS and process monitoring
5.5.2 JVM monitoring application metrics
5.5.3 Abaxx additional requirements
5.5.3.1 Capacity reporting
5.6 Clara web application
5.7 Audit and log
5.7.1 Audit log
5.7.2 Logging
5.8 Data management
5.8.1 Four eyes functionality
5.9 Backup and archiving
5.10 Interfaces
5.10.1 Transport medium

5.11 Security
5.11.1 HTTPS
5.11.2 Penetration testing
5.11.3 Vulnerability analysis
5.11.4 External messaging
5.11.5 User authentication and authorization
5.12 Hardware requirements
5.12.1 Abaxx requirements for Technical nfrastructure
5.12.2 Fargate
5.12.3 Logging
5.12.4 Monitoring
5.12.5 SMTP service for mail distribution
5.12.6 AWS hosted services
5.12.6.1 Database hosted service
5.12.6.2 nternal Messaging broker service
5.13 Failover solution - Abaxx requirements
5.14 Documentation
5.14.1 Clara Web Application user guide for clearing operations of the CCP
5.14.2 Clara Web Application user guide for clients of the CCP
5.14.3 Clic - job scheduling tool user guide
5.14.4 Clara technical operations user guide
5.14.5 Clara Derivatives SO 15022 AP for clearing members
5.14.6 Clara Derivatives F XML AP for clearing members
5.14.7 Clara csv-file proprietary specification for clearing members

Clara for Abaxx

Schedule 2

Fees

Version 1.4

1

Document history

Version	Name	Date
1.0	Peter Fredriksson, Tore Klevenberg	2022-02-27
1.1	Peter Fredriksson, Tore Klevenberg	2022-04-28
1.2	Peter Fredriksson, Tore Klevenberg, Daniel McElduff	2022-04-29
1.3	Peter Fredriksson, Dan McElduff, Ryan Ingram, Tore Klevenberg	2022-05-02
1.4	Peter Fredriksson, Ryan Ingram	2022-05-03

2

Fees

1.	License and Long term warranty

Clara CCP system	Total annual license and warranty cost
License fee

Long Term Warranty

Included in long term warranty is the third line support as described in Schedule 3. Long Term Warranty will be affected and increased by 20% of development costs related to the implementation project and change requests where they have been mutually agreed by both parties. Certain costs shall be excluded (i.e., project management, documentation, training and mutual interest developments (as/when agreed as part of the implementation project and change requests)) from the calculation of Long Term Warranty.

2.	Incremental additional License Fees based on traded volume

Incremental steps	Additional annual license
Increment 1: 1 Million lots total volume
Increment 2: 2 Million lots total volume
Increment 3: 3 Million lots total volume
Increment 4: 4 Million lots total volume
Increment 5: 5 Million lots total volume
Maximum additional License Fee

Incremental annual License Fee cap: 250,000USD

The sum of traded lots are accumulated from first trade and are never reset.

1 lot= 1 trade quantity; A trade of quantity 10 is counted as 10 lots.

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3.	Implementation project

Customizations as per Schedule 1	Customizations cost
Paid for by Abaxx Day Zero+Day 1
Paid for by Baymarkets Day Zero+Day 1
Total estimated from Design Study Day Zero+Day 1

Paid for by Abaxx Day 360
Paid for by Baymarkets Day 360
Total estimated from Design Study Day 360

4.	Day rate

Time and Material work	Day Rate
The day rate covers 7.5h working days - weekdays only for	Senior Resource
Project manager, Developers, Business analyst and Test staff

Adjusted annually according to the Norwegian Consumer Price Index.

5.	Dedicated resources (optional)

Full Time Employees (FTE) dedicated to Customer	Yearly Fee per FTE
Annual contracts per FTE (220 days)

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6.	Payment schedule and terms

Commercial conditions

License Fee and Long	To be pre-paid quarterly in advance:
term Warranty Fee
	1)	Six (6) months after approval of the Acceptance
or
	2)	Customer commencement of commercial activities

whichever occurs earlier and conditional upon Abaxx commissioning Baymarkets with project work equal to a minimum of 2 FTE dedicated resources during the whole period prior to the commencement of commercial activities

The Long Term Warranty fee will increase over time with 20% of costs as described in section 1 above and as mutually agreed in writing by both parties.

Long Term Warranty Fee rebates due to Customer as per Schedule 3 to this Agreement are to be credited in billing period following event of malfunction.

Implementation project payments

Day Zero and Day 1 functionality detailed in Schedule 1 Appendix A
25% after signed License agreement
25% when Clara is delivered with Day Zero requirements implemented according to Schedule 1
25% when the SPAN risk model is implemented according to Schedule 1
25% upon Acceptance

Day 360 functionality detailed in Schedule 1 Appendix A

50% upon initiation

50% upon Acceptance

Day rate for future T&M /CRs/Adaptations unless fixed price project	Invoiced monthly in arrears

Currency:	The currency used is USD

Annual price adjustment	The fees will be adjusted annually according to the Norwegian consumer price index

Travel cost:	Needs to be mutually agreed by both parties. The Customer shall reimburse Baymarkets general lodging and per diem rates.

Services performed in Singapore	Baymarkets will not be (nor intends to, but will notify in such case to) perform any services from Singapore.

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Clara for Abaxx
Schedule 3

Support and Maintenance
Long Term Warranty

Version 1.1

Document history

Version	Name	Date
1.0	Peter Fredriksson, Tore Klevenberg	2022-02-27
1.1	Peter Fredriksson, Tore Klevenberg	2022-04-28
1.2	Peter Fredriksson, Ryan Ingra	2022-05-03

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Support and Maintenance SLA

Product Launch Support

If requested by the customer, Baymarkets will provide product launch support during the first four weeks of the software launch. The launch date is to be mutually agreed.

In these first weeks Baymarkets will make available to a nominated Customer representative telephone support, including technical information and assistance with problem determination, isolation, verification and resolution during the Customer’s working hours. If requested by Customer, Baymarkets is prepared to be on-site with reasonable resources at go-live, for a reasonable time.

Customer First Line Support

The Customer is responsible for First Line Support. First Line Support means supporting users of Clara. First Line Support includes, but is not limited to:

●	training the Customer’s employees and Users to use Clara
●	resolving any of the Customer’s employees or Clients’ difficulties in connecting to Clara
●	resolving any of the Customer’s employees or Clients’ difficulties in launching Clara
●	assisting the Customer’s employees or Clients in developing API implementations against the API.
●	market operations such as managing participants, products, opening hours, etc.

Baymarkets will use reasonable endeavors to assist the Customer with 1st and 2nd line support during the first two months following Acceptance. (as well as any material software updates, changes, and future development efforts (change requests) as may be mutually agreed) as well as during initial go live

Customer Second Line Support

The Customer is responsible for Second Line Support. The Customer technical operations will provide support in matters relating to hosting and connectivity, including, but not limited to the following Baymarkets suggested responsibilities:

●	Monitoring central systems and processes within the Operating Platform;
●	Install upgrades of new versions of Clara from Baymarkets;
●	Upgrading Operating Platform software and components when software suppliers distribute relevant releases/versions after approval from Baymarkets;
●	Informing Baymarkets and the Customer of any modifications;
●	Maintaining hardware equipment;
●	Monitoring security hot-fixes and patches provided by software providers;
●	Full recovery in the event of a hard disk crash or any other incident;
●	Backup agreed databases and file systems on a daily basis;
●	Providing support defined in the SLA for the Operating Platform, in the case of operational downtime or critical errors;
●	An overview of traffic on a daily, weekly, monthly and quarterly basis;
●	Monthly reports concerning availability and incidents, as well as any other parameters;

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●	Scaling the operating platform, and adapting the transmission capacity, hard disk space and any other capacity (hits per line) as needed;
●	Administration related to all necessary certificates, including procurement, installation and renewals.

Baymarkets Third Line Support

Baymarkets shall provide Third Line Support to customer which comprises the following:

●	repair, enhance, and make available to Customer new software packages of Clara;
●	make available to a nominated Customer representative telephone support, including technical information and assistance with problem determination, isolation, verification and resolution during agreed support hours.
●	Customer will provide Baymarkets secure access to the system for support and maintenance purpose.

Service Level Targets for the SLA

The following service level targets are to be reported monthly to Customer.

Downtime due to planned maintenance or cause beyond the control of Baymarkets shall not be included in the measurement of system availability.

Planned maintenance must be communicated to the Customer at least four (4) working days prior to execution.

If Baymarkets need to perform maintenance outside of the normal maintenance window, Baymarkets must inform the Customer and a suitable time must be agreed by both parties.

Maintenance initiated by Customer and their subcontractors shall be agreed with Baymarkets production coordinator.

If Baymarkets wish to temporarily change the Support Hours, the Customer must be informed at least one (1) month in advance. Such a change must not be performed if in the Customer’s perception the change would result in a significant risk for the system.

Service time / Support Hours /	Working days	7.00 a.m. - 6.00 p.m. CET

On call support	Outside of support hours

Maintenance Window:	Weekend:	Saturday 8.00 a.m. to Sunday12.00 p.m. CET

System Availability: availability rates (failure due to infrastructure not included*)	●	Availability during schedule as agreed by both parties in writing with: 99.8 % measured over a year, excluding planned downtime.

Recovery Time Objective (RTO)	●	2h

*	Clara system availability is not affected when the failure is caused by surrounding infrastructure. For example if the storage service in the Operating Platform is failing or if external software like CME SPAN calculator fails, this is not affecting the Clara system availability calculations.

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Malfunction priorities

Priority classification	Definition

Critical/ Severity 1	A critical malfunction is a System problem that completely disables the hardware / software or for which no workaround solution is currently available other than reinstalling the previous release or providing a new patch or release. A critical malfunction affects system functionality and availability in a manner that necessitates immediate action.

Major/ Severity 2	A major malfunction is a problem that impairs or degrades functionality. The impact on Customer in such a case is that a workaround solution is provided that allows operation without implementation of a definitive solution.

Minor/ Severity 3	A minor malfunction is a problem that impairs or disables a non-essential feature or function. The impact on Customer in such a case is minimal or the malfunction has no impact on operation.

Low/ Severity 4	A low malfunction is a problem that impairs or disables a non-essential feature or function. The impact on Customer in such a case is minimal or the malfunction has no impact on operation.

Malfunction correction and escalation

Any malfunction Baymarkets becomes aware of, which are relevant for Customer, must be communicated immediately to Customer’s business operation. Communication must happen in oral and in written form via email to Crisis Management Teams (CMT) for both parties.

Any malfunction Customer becomes aware of must be communicated immediately to Baymarkets IT operation. Communication must happen in oral and in written form via email to contact outlined.

In case of critical malfunctions, Customer may provide initial oral notification to Baymarkets via telephone, followed by a written communication later on.

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Based on a written or oral notification from Customer, Baymarkets shall initiate necessary measures in accordance with the classification in the SLA.

If no malfunction is found, Baymarkets may close the request after acknowledgement of Customer’s troubleshooting process. If not stated otherwise by the Customer, the malfunction must not be reported in an error report.

Baymarkets shall implement corrective actions within the specified response time in the SLA and communicate them to Customer.

Baymarkets shall document any corrective actions and possible follow-up measures in a separate error report.

If a malfunction is not remedied within the escalation time in the SLA, Baymarkets support team shall together with key account manager primarily seek to resolve the malfunction situation as soon as possible, if possible by using adequate methods to circumvent the malfunction situation. Baymarkets are responsible to involve the expertise needed to solve the malfunction situation and to provide adequate information to Customer. Regular status updates to Customer must be provided.

If there are significant issues with the licensed software e.g. 1 critical incident which is NOT fixed within RTO when the product is live, a 10% fee rebate will be applied to the Long Term Warranty Fee in the next period’s invoice.

Procedures

Baymarkets will guarantee that the following procedures are carried out within the prescribed malfunction correction times:

Procedure	Critical (1)	Major (2)	Minor + Low (3 + 4)

Customer contacts Baymarkets by phone or email or vice versa	Phone	Phone and email	email

Recovery time objective (RTO) within opening hours	2 hours	2 hours	4 working days

Recovery time objective (RTO) within weekends	8 hours	8 hours	4 working days

Recovery time for planned upgrades	2 hours within daytime CET	8 hours	8 working days

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Status reports

Each status report shall describe the status of the work that is being carried out and the manner in which the problem reported by Customer will be solved. On request of Customer, Baymarkets has to provide additional status reports within the prescribed periods.

Incident reports

Baymarkets will produce an incident report describing the cause of the incident, the work done to fix or work around the issue, and work planned/done to prevent another similar incident.

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Clara for Abaxx
Schedule 4

Governance

Version 1.0

1

Document history

Version	Name	Date
0.1	Peter Fredriksson, Tore Klevenberg	2022-02-11
1.0	Peter Fredriksson, Tore Klevenberg	2022-04-26

2

Governance

Baymarkets will set up a dedicated cross functional team responsible for the delivery of the total project. We firmly believe that close cooperation is a key success factor in every project. Baymarkets expects a project team from the Customer consisting of the main corresponding competences and contact persons for the main areas.

The project will be governed by a Joint Steering Committee (JSC) with senior executives from Customer and Baymarkets, as well as the respective project managers reporting to the JSC.

Project Governance

Management of the ongoing relationship between Baymarkets and Customer

During the project the Baymarkets project manager will be the key person for all parts concerning the project. The project manager will report to the Joint Steering Committee, including but not limited to Steering Committee reports.

Key requirements Baymarkets has on Customer

Baymarkets require one dedicated person who is our main counterpart during the whole project. Furthermore, Baymarkets and Customer will assign two senior executives from each side to the joint project Steering Committee.

Relationship Governance

The Joint Steering Committee remains also after go-live as a form of regular management meetings between Baymarkets and Customer. The purpose of these meetings is not only to follow the performance of the Clara system and how the day-to-day relationship works, but also to maintain the executive relationship and provide updates on strategy, roadmaps, etc. It is suggested that these meetings are held every 6 months.

Baymarkets will also appoint one Key Account Manager (KAM), who will be responsible for the on-going relationship between Customer and Baymarkets after go-live.

The KAM is one of Baymarkets representatives in the Joint Steering Committee. The KAM will provide monthly status reports.

Proposed service management model

The Service Management will cover the following areas:

●	Incident Management
●	Problem Management
●	Change Management
●	Configuration Management

●	Capacity Management
●	IT Service Continuity Management

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Baymarkets have defined process flows for each process. Although these flows to a large extent are standardized we realize that customers may have different flavors.

In addition, the measurement of some of the processes are regulated in Schedule 3.

Proposed relationship management model

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Clara for Abaxx

Schedule 5

Change Request

Version 1.1

1

Document history

Version	Name	Date
1.0	Peter Fredriksson, Tore Klevenberg	2022-02-27
1.1	Peter Fredriksson, Tore Klevenberg	2022-04-28

2

Objective

The Change Request form is meant to be used when there are change requests between Abaxx andBaymarkets which is based on time and material invoicing.

The Change Request form may change and any changes must be mutually agreed between Abaxx and Baymarkets. All CRs will follow the same development, testing and governance process as outlined in Schedule 1.

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Change Request Form

Section 1 - Statement of Requirement

{Commercial delivery manager to insert statement of requirement]

Request approved by	Date approved

>FOLHQW QDPH@	>GDWH DSSURYHG@

Being duly authorised for	Client

Section 2 - Proposed Solution

Scope of Work Proposed

{Insert scope of work proposed or reference to Impact Analysis CR number]

Deliverables

{List the deliverables to be provided]

Delivery Milestones

{Insert the dates on which each deliverable will be provided to the client. Include any client dependencies such as approval of documents or readiness of environments.]

Proposal and delivery milestones agreed by	Date agreed

{IT delivery manager name]

Section 3 - Commercial Terms

The one-off fee for the Change described in Section 2 is
Indicate whether the one-off fee is a fixed-price or a T&M estimate	[Fixed/T&M]
Indicate whether this CR would change the support and maintenance fee?
Indicate whether fees include all travel costs and expenses
If No, additional travel costs and expenses arising will be borne by	Customer
The above fees are quoted and will be invoiced in	USD
The above terms are valid until	[insert validity date]
All figures in this CR exclude VAT and local taxes which will be borne by	Customer
Proposal approved by	Date Approved
[Commercial delivery manager]
Being duly authorised for	Baymarkets

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Section 4 - Binding Agreement

Each of the signatories below hereby represents that he or she is duly authorised to enter into binding agreement on behalf of the relevant party to the above contract.

Agreed by authorised representative:	Date Agreed

On behalf of Abaxx

Agreed by Head of Business Unit:	Date Agreed

On behalf of Baymarkets

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Clara for Abaxx

Schedule 6

ESCROW AGREEMENT

Version 1.0

1

Exhibit C

Escrow Agreement

This Escrow Agreement is made and effective as of [DATE] (hereinafter: the “Effective Date”) between.  (hereinafter: “Baymarkets”), a company incorporated and existing under the laws of   with its head office __________________and incorporated and existing under the laws of ______________having its main offices at__________________(hereinafter: “Customer”),  and located at  (“Escrow Agent”), agree as follows:

All capitalized terms herein shall, unless otherwise defined herein, have the meaning assigned to them in the License Agreement executed between the Parties on [date] (the “License Agreement”)

Baymarkets and the Customer hereby commission Escrow Agent to hold the Source Code, and Object code and Deliverables as well as any related Documentation in escrow in accordance with this Agreement. Escrow Agents assignment and undertaking relates only to hold the Material in its custody in escrow. Escrow Agent shall have no right to open or acquaint itself with the contents of the Material, and shall have no right or duty to verify that the content of the Material is in accordance with any description set out in this Agreement.

1.	Additional Definitions

The following terms and expressions shall have the following meanings:

“Documentation” means the Documentation in electronic form related to the Source Code, Object Code and Deliverables as set forth in the License Agreement;

“Material” means the Documentation deposited in accordance with this Agreement;

“Product” means the Baymarkets Platform as set forth in the License Agreement;

2.	Deposit of Material

The Baymarkets shall, within fourteen (14) days of a Specific Default, deposit with Escrow Agent, a sealed package containing one complete copy of the Documentation or an appropriate online escrow service. This Material should be stored on a storage medium suitable for the purpose.

In case of delivery via sealed package, the sealed package must not exceed the following size: 35 x 25 x 10 cm. Baymarkets shall state the following on each package deposited:

a) The name of the Parties;

b) The date of deposit;

c) A declaration of all items deposited.

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The Escrow Agent has a right to return deposited Material if not made in accordance with this Section 2.

3.	Deposit of updated or altered material

Baymarkets undertakes, in accordance with Section 2 above, to deposit with Escrow Agent a sealed package or an appropriate online escrow service containing any updates of any version of the Documentation within fourteen (14) days from the date occurring in Section 2 herein

4.	Escrow Agents Obligations

a)  hold the Material in a safe and secure environment in accordance with this Agreement;

b)  within seven (7) days from receipt of Material confirm to Baymarkets and the Customer in writing of the receipt of the Material;

c) not open, copy or in any way use the Material;

d)  keep complete written records of its activities undertaken pursuant to this Agreement;

e) notify Baymarkets and Customer if, at any time during the currency of this Agreement, the Material has been damaged or destroyed;

f) not release the Material otherwise than in accordance with this Agreement.

5.	Baymarkets’s obligations and warranties

a)  be solely responsible for depositing the Material with Escrow Agent within the time limits and in the manner set forth in this Agreement;

b) within fourteen (14) days of the receipt of a notification in accordance with Section 4 above that the Material has been damaged or destroyed, deposit a replacement copy of the Material with Escrow Agent in accordance with this Agreement.

6.	The Customer warranties

a)  it has license rights to enter into this Agreement;

b)  upon an Event it will verify in writing to the Escrow Agent that the Material comprises complete and accurate copies of the Source Code, object Code, Documentation and updates.

7.	Customers limited license of materials

If the Material is released to the Customer in accordance with this Agreement, Baymarkets hereby grants the Customer a limited license to use the Material in accordance with the following: Customer may use, reproduce, and create derivative works from the Material, provided Customer may not distribute or sublicense the Material or make any use of it whatsoever except for such internal use as is necessary to maintain and support Clara. Any such derivative work will also constitute Material. Copies of the Material created or transferred pursuant to this Agreement are licensed, not sold, and Licensee receives no title to or ownership of any copy of the Material itself. The Material constitutes Confidential Information of Baymarkets pursuant to the License Agreement.

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b)  The Customer shall hold the Material in a safe and secure environment when not in use and return it to Baymarkets and confirm destruction of all copies, should the Customer cease to be entitled to use the Material. Termination of this Agreement will not relieve the Customer or its employees or contractors of the obligation of confidentiality set out in the License Agreement.

c) Once Customer no longer uses the Licensed Software the limited license provided under this Escrow Agreement shall terminate.

8.	Confidentiality

Escrow Agent undertakes to maintain all information and documentation coming into its possession in relation to this Agreement (including the License Agreement itself) in strict confidence, save where required for Escrow Agent to enforce its rights under this Agreement. Termination of this Agreement will not relieve Escrow Agent or its employees of the obligation of confidentiality contained herein.

9.	Rights remain vested in Baymarkets

The Customer and the Customer recognise and acknowledge that copyright and all other intellectual property rights of the Material shall remain vested in Baymarkets at all times.

10.	Release of Materials Pursuant to an Event

Escrow Agent undertakes, to release the Material to the Customer only if one of the following events occur (Event):

a)  Baymarkets and the Customer submit a joint written instruction to Escrow Agent that the Material shall be released to the Customer, or

b)  Baymarkets files a petition for relief under any bankruptcy laws, receivership or third-party administration, which is not rescinded within 60 days;

c)	Baymarkets voluntarily dissolves or attempts to dissolve itself as a corporation;

d)  Involuntary proceedings under any bankruptcy, receivership or third-party administration laws are commenced by creditors against Baymarkets, and are not rescinded within 60 days.

10.	Release of the Material in Accordance with Section 9

Escrow Agent shall, in accordance with Section 9 promptly send written notification to Baymarkets and Customer. Escrow Agent shall immediately release the Material in accordance with the written request by the Customer (Request).

11.	Termination

This Agreement shall be deemed to be terminated and Escrow Agent shall be fully and finally discharged of its obligation hereunder in any of the following circumstances:

a)  The Customer submits a written statement to Escrow Agent stating that this Agreement shall be terminated;

b) Escrow Agent releases the Material in accordance with Section 10 above;

c) The License Agreement is terminated.

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12.	Fees

Escrow Agent’s fee, which includes an initial fee, an annual fee and a fee for Material updates, is set out in the price list available o Escrow Agent’s website or as mutually agreed by the Customer and the Escrow Agent. The prices listed are net of Value Added Tax. Escrow Agent shall send an invoice to the Customer for: the initial fee on signature of this Agreement, the annual fee at the beginning of the calendar year to which the fee relates and the fee for Material updates at such time as a Material update is deposited. Paid fees are not refundable if not otherwise agreed. If the Customer fails to pay an invoice rendered by Escrow Agent in accordance with this Agreement, Escrow Agent shall be under no obligation to release the Material to the Customer.

13.	Liability of Escrow Agent

Escrow Agent shall not be liable to any person or entity whatsoever as regards the content of the Material, including, but not limited to, its accuracy, description, relevance, completeness, merchantable quality, effectiveness or fitness for any purpose. Escrow Agent shall only be liable for direct damage which arises out of or in connection with this Agreement if such damage is caused by Escrow Agent’s negligence, and Escrow Agent’s liability for such damage shall be limited to the lesser of a sum equivalent to the total amount paid by the Customer to Escrow Agent under this Agreement or fifty thousand (50,000) USD.

Escrow Agent shall not be liable to Baymarkets and/or the Customer for any special, indirect, incidental or consequential loss or damage, which shall include, but not be limited to, loss of profit, loss of business, loss caused by the Material’s unsuitability for any intended purpose, depletion of goodwill or otherwise any other loss whatsoever or howsoever caused, which arises out of or in connection with this Agreement. No action against Escrow Agent arising out of or in connection with this Agreement may be initiated more than one (1) year after the event giving rise to such action took place.

14.	Indemnification

The Customer undertakes to indemnify Escrow Agent and its employees for all costs, expenses, damages, losses, reasonable attorney’s fees, liabilities and judgments which Escrow Agent or its employees may incur or suffer by reason of performance of its duties under this Agreement, unless such liabilities are due to Escrow Agent’s gross negligence or willful misconduct.

15.	Notices

All notices, requests, demands or other communication under this Agreement shall be made in writing and shall be deemed to be served as follows: If sent by post or registered post, three (3) days after the day of dispatch; If sent by fax or regular e-mail, on the next business day of the recipient, provided that notice is simultaneously also delivered by registered mail; or If sent by personal delivery, on the day of delivery. Escrow Agent may act in reliance of any written notice, instruction or request submitted to Escrow Agent under this Agreement and signed or presented by a person apparently authorised to act on behalf of Baymarkets or the Customer. All employees of Baymarkets and the Customer are hereby deemed to have such authority.

16.	Validity

If any provision of this Agreement is declared or found to be illegal, unenforceable or void, obligations arising under such provision shall be null and void and each provision not so affected shall be enforced to the full extent permitted by law.

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In Witness Whereof, the parties have executed this Agreement as of the Effective Date set out above.

Baymarkets AS

Name:

Title:

Name:

Title:

Customer

Name:

Title:

Name:

Title:

Escrow Agent

Name:

Title:

Name:

Title:

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